ATARA BIOTHERAPEUTICS, INC.

1280 Rancho Conejo Blvd.

Thousand Oaks, California 9132

805-623-4211

March 23, 2026

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Daniel Crawford

Re:	Atara Biotherapeutics, Inc.
Registration Statement on Form S-3
File No. 333-294377

Acceleration Request
Requested Date: March 25, 2026
Requested Time: 4:30 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Atara Biotherapeutics, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-3, Registration Number 333-294377 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:30 P.M., Eastern Time, on March 25, 2026, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform Carlton Fleming of Sidley Austin LLP at (415) 772-1207.

Very truly yours,

/s/ AnhCo Thieu Nguyen

AnhCo Thieu Nguyen

President and Chief Executive Officer

cc:	Carlton Fleming, Sidley Austin LLP

Helen Theung, Sidley Austin LLP